November 6, 2015

Alan M. Knoll (212) 506-5077 alanknoll@orrick.com

By Hand Delivery

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Funding LLC (Barclays Bank Delaware) Response to oral comments received on November 4, 2015

Dear Ms. Hsu:

On behalf of Barclays Bank Delaware (“BBD”) (the sponsor and sole equity owner of Barclays Dryrock Funding LLC (“Dryrock Funding”), as the depositor and beneficial owner of the Barclays Dryrock Issuance Trust (the “Trust”), as the issuing entity), this letter responds to the Security and Exchange Commission’s oral comments conveyed to us telephonically on November 4, 2015 (the “Comments”), to (i) Amendment No. 2 to Registration Statement on Form SF-3 (the “Registration Statement”) submitted on October 27, 2015 and (ii) Exhibit 99.6 (the “Form Asset Representations Reviewer Agreement”) submitted on October 5, 2015.

For your convenience, each of the Comments has been reproduced below, followed by BBD’s response. Enclosed with this letter is (i) Amendment No. 3 to the Registration Statement on Form SF-3 (“Amendment No. 3”), dated November 6, 2015, marked to show all changes to the Registration Statement as filed on October 27, 2015 and (ii) the Form Asset Representations Reviewer Agreement, marked to show all changes to the Form Asset Representations Reviewer Agreement as filed on October 5, 2015.

Registration Statement

Comment 1:    Footnote (d) to the “Calculation of Registration Fee” table on the cover page of the Form SF-3 should be revised to conform to the instruction to the Form SF-3 which states that “the Fee Table must…provide that the issuer is relying [or will rely] on Rule 456(c)…”

Ms. Katherine W. Hsu

November 6, 2015

Response:	In response to Comment 1, footnote (d) to the “Calculation of Registration Fee” table on the cover page of the Form SF-3 has been revised.

Form Asset Representations Reviewer Agreement

Comment 2:    Section 21 (“Dispute Resolution”) of the Asset Representations Reviewer Agreement should be revised to conform to the Indenture and the disclosure to clarify that in connection with a dispute resolution the expenses of the asset representations reviewer will be paid, if the requesting party selects mediation as the resolution method, as mutually agreed upon by the repurchase party and the requesting party as part of the mediation.

Response:	In response to Comment 2, Section 21 (“Dispute Resolution”) of the Asset Representations Reviewer Agreement has been revised to make such clarification.

If you have any questions regarding this response letter, please do not hesitate to contact me at (212) 506-5077.

Very truly yours, /s/ Alan M. Knoll
Alan M. Knoll

Enclosures

cc:	Kayla Florio, Securities and Exchange Commission
Clinton Walker, Barclays Bank Delaware
Yasser Rezvi, Barclays Dryrock Funding LLC
Deepesh Jain, Barclays Bank Delaware
David Ridenour, Orrick, Herrington & Sutcliffe LLP